Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Number 333-170140

FINAL TERM SHEET

Issuer	Senesco Technologies, Inc. (the “Company”).

Investors	Certain accredited investors (the “Investors”).

Securities Offered
Up to $3,000,000 worth of shares (each a “Share” and, collectively, the “Shares”) of common stock, par value $0.01 per Share (the “Common Stock”) and Warrants (the “Warrants” and, collectively with the Shares, the “Securities”).  For every one (1) Share of our Common Stock purchased in the offering, we will grant the Investor Warrants to purchase one half (1/2) of a Share of our Common Stock.  The offering will be conducted on a “best efforts” basis with a $1,500,000 minimum required to close the offering.  The Common Stock will be offered at $0.26 per share (which was the greater of $0.23 per share or the closing price of the common stock (the “Offering Price”) one day prior to the date of Closing (as defined below) (the “Pricing Date”)).

Minimum Investment	$25,000.00

Securities Purchase Agreement
The Securities will be purchased pursuant to a Securities Purchase Agreement, containing certain customary representations, warranties and covenants of the Company and certain customary conditions to Closing.

Investor Qualifications
The Securities are being offered exclusively to “accredited investors” with the meaning of Rule 501(a) of the Securities Act of 1933.  Officers and directors of the Company may be able to participate in the offering if the Shares are purchased by such officers and directors at a price per Share equal to or greater than the market price of the Company’s Common Stock at that time, pursuant to applicable securities laws.  Officers and directors of the Company will not be permitted to receive Warrants in the offering.

Use of Proceeds	The Company shall use the net proceeds from the offering for research and development spending and general corporate purposes.
Approvals
Other than approval by the Company’s Board of Directors or committee thereof to whom the Board of Directors delegates such authority, no other approvals shall be required from the Company’s stockholders since (i) the officers and directors participating in the offering shall purchase Shares, if any, at or above the then-current market price of the Common Stock and (ii) the total number of shares issued in the offering shall not exceed twenty percent (20%) of the Company’s outstanding Common Stock pre-Closing.

Placement Procedure
The Investors will execute a Securities Purchase Agreement in form and substance satisfactory to the Company and to the Investors.  The closing for the sale of Common Stock and Warrants under the Securities Purchase Agreement will occur as soon as practicable, to the extent permitted by law, after execution of the Securities Purchase Agreement, but no later than three (3) trading days after the execution of the Securities Purchase Agreement (the “Closing”).

Registration:
The Common Stock, the Warrants, and the shares of Common Stock underlying the Warrants will be registered pursuant to the Company’s existing effective Registration Statement on Form S-3, subject to the limited offering exemption provided pursuant to Form S-3.

Non-Shorting:
The Investors warrant that they will not engage in any short sales of the Company’s securities from the date hereof until an 8-K is filed announcing the Closing. The Investors will agree not to influence the market for the ten (10) trading day period prior to a Pricing Date.

Confidentiality
Except as required by applicable law, the Investors shall not make any public disclosure concerning the existence of this Term Sheet, its contents, or the status of negotiations between the Investors and the Company without obtaining the prior written consent of the Company.  The Investors acknowledge that these terms may constitute material non-public information, and the Investor will not trade the Company’s securities while in possession of material non-public information.

Expenses	Each party shall bear its own expenses in connection with the transactions contemplated by this term sheet.

Public Disclosure	Each Investor is encouraged to read the Company’s public disclosure documents, including the risk factors contained in its recent filings.

Description of Warrants:

Exercise Price
The Warrants shall have an exercise price equal to $0.286 (which was the greater of $0.23 or one hundred ten percent (110%) of the closing price of the Common Stock on the Pricing Date) (the “Exercise Price”), and will not be transferable for at least six (6) months from the date of issuance thereof, subject to compliance with applicable securities laws.  The exercise price is subject to adjustment upon certain recapitalization events, such as stock dividends, distributions and reclassifications.

Exercise Term	The Warrants will not be exercisable until the six (6) month anniversary of the date of issuance and shall expire five (5) years from the date such Warrants become exercisable.

Listing
Although the Warrants will be registered, the Warrants will not be listed on any securities exchange or quoted in any over-the-counter market.  We do not expect that any public trading market will develop for the Warrants.

The issuer has filed a registration statement, including a prospectus and a prospectus supplement, with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer will arrange to send you the prospectus and the prospectus supplement if you request it by calling Joel Brooks, the Chief Financial Officer of the Company, at (908) 864-4444.